Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                               October 29, 2020



Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 8978
                  FTP Innovative Health Care Portfolio Series
                                 (the "Trust")
                      CIK No. 1820312 File No. 333-249091
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. THE DISCLOSURE INCLUDES AN 80% POLICY WHICH PROVIDES THAT "UNDER NORMAL CIRCUMSTANCES, THE TRUST WILL INVEST AT LEAST 80% OF ITS ASSETS IN HEALTH CARE." PLEASE DEFINE OR SPECIFY THE CRITERIA THE TRUST WILL USE TO DETERMINE WHETHER A PARTICULAR COMPANY IS A HEALTH CARE COMPANY.

      Response: In accordance with the Staff's comment, the following sentence will be added immediately after the above referenced disclosure:

      "Health care companies are companies classified under  the  health
      care  sector  of   the  Global  Industry  Classification  Standard
      ("GICS(R)")."

      2. PLEASE ADD "OF HEALTH CARE COMPANIES" TO THE FIRST PARAGRAPH UNDER THE SECTION ENTITLED "PORTFOLIO SELECTION PROCESS" AFTER THE REFERENCE TO "COMMON STOCKS."

      Response:   The  prospectus will  be  revised  in  accordance  with  the
Staff's comment.

      3.  PLEASE DESCRIBE THE SELECTION PROCESS IN MORE DETAIL UNDER THE SECTION
ENTITLED   "PORTFOLIO  SELECTION  PROCESS."  ADDITIONALLY,  PLEASE  EXPLAIN  HOW
"INNOVATIVE" IS FACTORED INTO THE SELECTION PROCESS.

      Response: In accordance with the Staff's comment, the following disclosure will be added to the section entitled "Portfolio Selection Process":

      "The Trust is a unit investment trust which invests in common stocks of health care companies. In selecting the Trust's portfolio, the Sponsor seeks to identify common stocks of innovative companies within the health care sector by focusing on companies that offer new diagnostic methods, biologic data, genetic treatments, therapies, personalized medicine, medical devices, vaccine treatments or novel drug development research."

Risk Factors
____________

      4. PLEASE DELETE THE FOLLOWING DISCLOSURE FROM THE CONCENTRATION RISK AS IT IS NOT APPLICABLE TO THIS PORTFOLIO: "IF THE TRUST IS CONCENTRATED IN MORE THAN ONE SECTOR, AT LEAST 25% OF THE TRUST'S PORTFOLIO IS INVESTED IN EACH SECTOR IN WHICH IT IS CONCENTRATED. A PORTFOLIO CONCENTRATED IN ONE OR MORE SECTORS MAY PRESENT MORE RISKS THAN A PORTFOLIO BROADLY DIVERSIFIED OVER SEVERAL SECTORS."

      Response: In accordance with the Staff's comment, the first sentence of the referenced disclosure will be deleted from the Trust's prospectus. However, the Trust respectfully declines to delete the second sentence in the referenced disclosure as the Trust believes that the second sentence is necessary and appropriate for investor comprehension.

      5. PLEASE EXPLAIN HOW THE REFERENCE TO "GENERIC DRUG SALES" IN THE HEALTH CARE RISK IS RISK DISCLOSURE. ADDITIONALLY, PLEASE TAILOR THE RISK TO HEALTH CARE COMPANIES THAT THE TRUST WILL INVEST IN (E.G., PHARMACEUTICAL COMPANIES, HOSPITAL AND OTHER HEALTH CARE FACILITIES.)

      Response: In accordance with the Staff's comment, the second sentence of the "Health Care" risk will be replaced in its entirety with the following:

      "General risks of health care companies include extensive competition, generic drug sales resulting from the loss of patent protection, product liability litigation and evolving government regulation."

Moreover, the Trust believes that the risk disclosure, as currently presented, is appropriately tailored for investor comprehension.

      6. PART OF THE DISCLOSURE IN THE "HEALTH CARE" RISK DESCRIBES THAT "THE HEALTH CARE SECTOR MAY BE IMPACTED IF CONGRESS PROPOSES LEGISLATION REGARDING REFORM ON THE HEALTH CARE SECTOR." PLEASE CONSIDER REVISING THIS DISCLOSURE TO ACCOUNT FOR CHANGES IN CURRENT LAWS REGARDING ACCESS TO HEALTH INSURANCE AND OVERALL RISK/COSTS OF COMPLIANCE WITH SUCH REGULATIONS.

      Response:   In   accordance  with  the  Staff's  comment,  the  referenced
disclosure will be revised and replaced in its entirety as follows:

      "The health care sector may be impacted if Congress proposes legislation regarding reform on the health care sector, changes in current laws regarding access to health insurance and the overall risks and costs of compliance with such regulations."

      7.  THE  "FOREIGN  SECURITIES"  RISK  DISCLOSURE  PROVIDES THAT "A FOREIGN
SECURITY HELD BY THE TRUST IS EITHER DIRECTLY LISTED ON A U.S. SECURITIES EXCHANGE, IS IN THE FORM OF AN AMERICAN DEPOSITARY RECEIPT/ADR WHICH TRADES ON THE OVER-THE-COUNTER MARKET OR IS LISTED ON A U.S. SECURITIES EXCHANGE, OR IS DIRECTLY LISTED ON A FOREIGN SECURITIES EXCHANGE." PLEASE CONFIRM THIS REFLECTS THE TYPES OF FOREIGN SECURITIES IN THE PORTFOLIO COMPOSITION.

      Response: Please note that the referenced disclosure will be deleted from the "Foreign Securities" risk and the types of foreign securities held by the Trust will be identified in the footnotes to the Trust's "Schedule of Investments."

      8. THE "FOREIGN SECURITIES" RISK DISCLOSURE CONTAINS REFERENCES TO DEBT SECURITIES. PLEASE EXPLAIN THE RELEVANCE OF INVESTING IN DEBT SECURITIES TO THIS TRUST.

      Response:   In   accordance   with  the  Staff's  comment,  references  to
investments in debt securities will be removed from the "Foreign Securities" risk.

      9. PLEASE CONSIDER WHETHER A BREXIT RISK SHOULD BE INCLUDED IN THE RISK FACTORS.

      Response: Based on its final portfolio, if the Trust has significant exposure to a country or countries subject to Brexit risk, appropriate risk disclosure will be added to the Trust's prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           __________________________
                                               Daniel J. Fallon